EXHIBIT 99.1

O2Micro's First Quarter Results Exceed Consensus Revenue and EPS Estimates

GEORGE TOWN, Grand Cayman, May 4, 2011 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM) reported its financial results today for the first quarter of fiscal 2011, ending March 31, 2011.

Financial Results for the First Quarter ending March 31, 2011:

O2Micro International Limited reported Q1 2011 revenue of $31.1 million. Q1 revenue increased by 3% sequentially and decreased by 10% versus the year-ago quarter. During the first quarter of 2011, the gross margin was 60%, which was consistent with the prior and year-ago periods when the company recorded gross margins of 60% and 61%, respectively. GAAP operating expenses were $15.2 million in Q1 2011, compared to $15.7 million in Q4 2010 and $15.3 million in Q1 2010. The first quarter of 2011 included an expense reduction of $850,000 for litigation income and there was no comparable reduction offsetting operating expenses in the prior or year-ago quarters. The GAAP operating margin in the first quarter of 2011 was 11%. This compares with 8% in Q4 2010 and 17% in Q1 2010.

GAAP net income was $3.1 million in the first quarter of 2011, compared to a loss of $636,000 in the fourth quarter of 2010 and net income of $4.1 million in the first quarter of 2010. GAAP net income per ADS was $0.09 in Q1 2011, compared to a loss per ADS of $0.02 in Q4 2010 and net income per ADS of $0.11 in Q1 2010. GAAP net margin for the corresponding periods was 10%, (2%), and 12%, respectively.

Supplementary Data:

The company ended the first quarter of 2011 with $111.6 million in unrestricted cash and short-term investments or $3.30 per ADS. The accounts receivable balance was $14.3 million and represented 40 days sales outstanding at the end of Q1 2011. Inventory was $12.0 million and turned over 3.9 times during Q1 2011. As of March 31, 2011, the company had $126.8 million in working capital and the book value was $182.0 million, or $5.38 per ADS.

As of March 31, 2011, O2Micro International Limited counted 700 employees, including 400 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, "Our first quarter saw a rebound in key consumer segments and penetration into new markets. This gives us confidence in our future growth and validates our strategy to become a key power management supplier to top-tier OEM and ODM customers."

Conference Call: O2Micro will hold its first quarter conference call on May 4, 2011 at 7:00 a.m. PDT, 10:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	888-857-6929, passcode # 9500009
INTERNATIONAL participants:	719-325-2313, passcode # 9500009

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, passcode # 9500009
INTERNATIONAL participants:	719-457-0820, passcode # 9500009

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the company's website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus®.

O2Micro International maintains an extensive portfolio of intellectual property with 16,123 patent claims granted, and over 18,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended March 31,
	2011	2010

NET SALES	$ 31,076	$ 34,392

COST OF SALES	12,534	13,274

GROSS PROFIT	18,542	21,118

OPERATING EXPENSES (INCOME)
Research and development (1)	8,417	7,431
Selling, general and administrative (1)	7,652	7,893
Litigation income	(850)	--
Total Operating Expenses	15,219	15,324

INCOME FROM OPERATIONS	3,323	5,794

NON-OPERATING INCOME
Interest income	271	254
Foreign exchange gain (loss) – net	(59)	4
Other – net	3	(30)
Total Non-operating Income	215	228

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	3,538	6,022

INCOME TAX EXPENSE	359	368

NET INCOME FROM CONTINUING OPERATIONS	3,179	5,654

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX (1)	33	1,560

NET INCOME	3,146	4,094

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	223	112
Unrealized gain on available-for-sale securities	444	1,784
Unrealized pension gain	4	2
Total Other Comprehensive Income	671	1,898

COMPREHENSIVE INCOME	$ 3,817	$ 5,992

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ 0.09	$ 0.16
Discontinued operations	--	(0.04)
	$ 0.09	$ 0.12

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ 0.09	$ 0.15
Discontinued operations	--	(0.04)
	$ 0.09	$ 0.11

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	33,509	35,571
Diluted (in thousands)	34,569	36,472

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 333	$ 253
Selling, general and administrative	$ 761	$ 652
Discontinued operations	$ --	$ 22

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)
	March 31, 2011	December 31, 2010
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 29,300	$ 42,277
Restricted cash	565	562
Short-term investments	82,278	68,728
Accounts receivable – net	14,280	13,239
Inventories	12,008	13,683
Prepaid expenses and other current assets	2,413	2,434
Total Current Assets	140,844	140,923

LONG-TERM INVESTMENTS	21,127	20,676

PROPERTY AND EQUIPMENT – NET	28,980	29,739

OTHER ASSETS
Intangible assets	1,830	1,936
Other Assets	4,349	4,360
Total Other Assets	6,179	6,296

TOTAL ASSETS	$ 197,130	$ 197,634

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 6,876	$ 8,299
Income tax payable	599	494
Accrued expenses and other current liabilities	6,609	8,031
Total Current Liabilities	14,084	16,824

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	648	679
Long-term income tax liabilities	302	302
Other liabilities	129	129
Total Other Long-Term Liabilities	1,079	1,110

Total Liabilities	15,163	17,934

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,690,205,950 and 1,675,021,100 shares as of March 31, 2011 and December 31, 2010, respectively	34	34
Additional paid-in capital	136,927	135,703
Retained earnings	39,878	36,937
Accumulated other comprehensive income	8,273	7,602
Treasury stock – 19,836,300 and 5,000,000 shares as of March 31, 2011 and December 31, 2010, respectively	(3,145)	(576)
Total Shareholders' Equity	181,967	179,700

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 197,130	$ 197,634
CONTACT: Gary E. Abbott
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: gary.abbott@o2micro.com